 November 10, 2020

VIA EDGAR SUBMISSION

Filing Desk

Attn: Raymond Be, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aspiriant Risk-Managed Real Asset Fund (the "Registrant")

File Nos. 333-249821; 811-23616

Rule 473 Filing

Dear Mr. Be,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-2 (File No. 333-249821) filed with the Securities and Exchange Commission (the "Commission") on November 3, 2020 (0001398344-20-021302).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Milwaukee, and the State of Wisconsin, on this 10th day of November, 2020.

Please direct questions or comments relating to this filing to Joshua B. Deringer at (215) 988-2959, or in his absence, to Nancy P. O'Hara at (215) 988-2699.

ASPIRIANT RISK-MANAGED REAL ASSET FUND

By:	/s/ Terrance P. Gallagher
Name:	Terrance P. Gallagher
Title:	Trustee